FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA-led consortium signs Public Private Partnership agreement for the Monterrey VI aqueduct

October 6, 2014, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announces that a consortium led by its subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V. (CONOISA) signed one of the first contracts under the new Public Private Partnership law in Mexico with Servicios de Agua y Drenaje de Monterrey, the water and sanitation services company of the State of Nuevo León. CONOISA has a 37.75% interest in the consortium.

The bulk water delivery contract includes the construction, equipment, operation, and maintenance of the Monterrey VI Aqueduct. The 372 km pipeline will have a capacity of 6 m3/s and will increase by more than 40% the supply of potable water for the Monterrey metropolitan region – Mexico’s third largest metropolis and industrial capital – ensuring adequate supplies for the next 30 years. Total investment in the project is expected to be approximately Ps. 17,684 million.

The Monterrey VI Aqueduct will bring water from intake works on the Rio Panuco to the existing Cerro Prieto reservoir in Linares, Nuevo León and pass through the states of San Luis Potosi, Veracruz, and Tamaulipas. The 84-inch diameter pipeline will have a maximum capacity of 6,000 liters/second. The project also includes six pumping stations, seven regime change tanks, a regulation tank, a pre-treatment system, and telemetry.

Alonso Quintana, ICA’s CEO, said, “We are proud to be part of the solution for Monterrey’s need for additional water resources. As a result of the region through which it passes, the Monterrey VI aqueduct will be a great engineering challenge in which we are pleased to participate. This project is an important addition to our portfolio of concessions, and keeps us in the vanguard of public private partnerships in Mexico.”

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.com.mx

For more information, please contact: Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US:

Daniel Wilson, Zemi Communications

+(1212) 689 9560

dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer